February 24, 2006

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Kenneth G. Townsend, CEO
McNab Creek Gold Corporation
789 West Pender Street, Suite 1220
Vancouver, B.C. V6C 1H2

Re: McNab Creek Gold Corporation
   Forms 10-QSB for the Quarter Ended December 31, 2005
   File No. 0-50915

Dear Mr. Townsend:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Forms10-QSB for the Quarter ended December 31, 2005</u>

1. Form 10-QSB for the quarter ended December 31, 2005 is incomplete. Please amend it to provide all the disclosure required by the form, including, but not limited to, an updated plan of operations.

    In the SMH Property and the Roxy Prospect timetables, under "Plan of Operations," ensure that you include the disclosure we requested in comment number seven of our letter dated September 20, 2005.

    Also, please clarify, for both the SMH Property and the Roxy Prospect, when you expect to complete each phase of the program.

Please file amended Form10-QSB within 10 business days of the date of our comment letter.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-13774 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

Cc: By facsimile to Gerald Tuskey
604-688-4933